EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Results  for Third Quarter and the Nine Months Ended September 30, 2015

Netanya, Israel, November 17, 2015 - RADA Electronic Industries Ltd. (NASDAQ: RADA)  today announced its financial results for the third quarter and the nine months ended September 30, 2015.

2015 third Quarter Results

Revenues totaled $3.3 million, a 31% decrease compared to $4.8 million in the third quarter of 2014.

Gross Profit totaled $0.6 million, a 58% decrease compared to $1.3 million in the third quarter of 2014.

Operating Expenses totaled $1.24 million, a 2% increase compared to $1.21 million in the third quarter of 2014.

Financial Expenses totaled approximately $1.1 million, a 254% increase compared to financial expenses of approximately $0.3 million in the third quarter of 2014. Third quarter 2015 financial expenses includes a non-cash amortization expense of approximately $0.9 million associated with a debt discount resulting from the beneficial conversion feature applicable to the outstanding debt due to shareholders of the  Company. The Company will continue to record such non-cash amortization expense until the earlier of the exercise of the conversion feature of the debt or the maturity of such debt in August 2016.

Net loss for the third quarter was approximately $1.7 million, or ($0.13) per share on a basic and diluted basis compared to net loss of $ approximately $0.2 million, or ($0.02) per share on basic and diluted basis, for the third quarter of 2014. The net loss for the third quarter of 2015 includes the non-cash amortization expense of approximately $0.9 million.

Nine months 2015 Results

Revenues totaled $11 million, a 34% decrease compared to $16.6 million for the same period in 2014.

Gross profit totaled $1.9 million, a 61% decrease compared to $4.9 million for the same period in 2014.

Operating expenses totaled $3.5 million, a 6% decrease compared to $3.8 million for the same period in 2014.

Financial expenses totaled approximately $2.8 million, a 232% increase compared to financial expenses of approximately $0.86 million for the same period in 2014. Financial expenses in the nine months of 2015 includes a non-cash amortization expense of approximately $2.1 million associated with a debt discount resulting from the beneficial conversion feature applicable to the outstanding debt due to shareholders of  the Company..

Net loss for the nine months of 2015 was approximately $4.5 million, or ($0.43) per share on a basic and diluted basis, compared with net income of approximately $0.34 million, or $0.04 per share on a basic and diluted basis, for the comparable period in 2014. The net loss for the first nine months of 2015 includes a non- cash amortization expense of approximately $2.1 million associated with the outstanding debt due to shareholders.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “Our revenues during the third quarter were negatively impacted as a result of delays, due to prolonged negotiations and the contracting processes of our customers, in securing several large avionic product orders that were expected during the first half of 2015, but were not received until recently. The low level of revenues during the third quarter reduced our gross margin as well as our operating income as our engineering, operating and R&D expenses remained consistent with such expenses in 2014. As we reported during the third quarter, we received several avionics production orders that we believe will maintain our current production rate and sales volume of our avionics business through 2016. During the remainder of 2015 we will also deliver a limited number of radar units to several potential new customers for evaluation of the units as components of systems being developed by them. We hope that that these evaluations will be successful and that these companies decide to proceed with additional orders as soon as 2016.

On July 30, 2015, we completed a public offering of our ordinary shares which resulted in $8,500,000 in gross proceeds to our company. As approved by our shareholders in an Extraordinary General Meeting of the Company held on April 16, 201, the net proceeds of this offering was used to reduce debt owed to shareholders and enabled us to repay approximately 70% of their then outstanding debt. The reduction of our debt significantly improved our balance sheet.  The shareholders also approved the right for the lenders (who are affiliated with shareholders and the controlling shareholder of the Company) the right to convert the outstanding balance of loans they provided to the Company into ordinary shares at a discount to market. This caused the recognition of debt discount derived from this beneficial conversion feature and resulted in a significant amount of non-cash financing expenses to the Company. Such non-cash amortization expenses will continue until the earlier of the exercise of the conversion feature of the debt or the maturity of such debt in August 2016.

This remaining outstanding non-bank debt, in the outstanding amount of $3.1 million is subject to an existing Standstill Agreement between the lender and the Company.  The lender cannot (except in extraordinary circumstances) enforce this debt before August, 2016.  As of this time we do not project the ability to repay this debt from operations. We also need to obtain additional working capital to pay trade vendors on a timely basis and to support our research and development activities through 2016.  If we do not resolve these issues, there will be substantial doubt about our ability to continue as a “going concern.”  Therefore, the Company is actively negotiating with the lender to have it exercise its conversion rights and is also seeking to raise additional funds to meet this obligation from others. The company is also actively attempting to raise additional funds to support its working capital needs from third parties and our controlling shareholder.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications and Avionics Systems and Upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other  factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
    RADA Electronic Industries Ltd. Tel: +972-9-8921111
    Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands, except share and per share data

	Sep 30, 2015	December 31, 2015
	Unaudited	Audited
ASSETS

Cash and cash equivalents	$1,775	$1,786
Restricted cash	419	349
Trade receivables, net	3,972	3,455
Costs and estimated earnings in excess of billings on uncompleted contracts	1,529	2,657
Other accounts receivables and prepaid expenses	623	428
Inventories	6,887	6,651

Total current assets	15,205	15,326

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,389	1,394

PROPERTY, PLANT AND EQUIPMENT, NET	2,800	2,790

GOODWILL	587	587

Total assets	$19,981	$20,097

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	$2,115	$1,589
Trade payables	2,182	1,315
Convertible shareholders’ loans	1,054	8,120
Other accounts payable and accrued expenses	2,879	4,267

Total current liabilities	8,230	15,291

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liabilities	654	634

Total long-term liabilities	654	634

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 30,000,000 shares at September 30, 2015 and 16,333,333 shares at December 31, 2014; Issued and outstanding: 15,898,965 at September 30, 2015 and 8,988,396 at December 31, 2014 respectively.	147	119
Additional paid-in capital	82,426	70,884
Accumulated other comprehensive income	443	536
Accumulated deficit	(72,497)	(67,992)

Total RADA shareholders’ equity	10,519	3,547
Non-controlling interest	578	625
Total equity	11,097	4,172

Total liabilities and equity (*) Convertible shareholders loans is presented net of loan discount derived of beneficial conversion feature in the amount of $2,120 as of September 30, 2015.	$19,981	$20,097

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended Sep 30,		Three months ended Sep 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	(unaudited)				Audited

Revenues	$11,045	$16,602	$3,321	$4,818	$22,481

Cost of revenues	9,173	11,638	2,767	3,509	15,944

Gross profit	1,872	4,964	554	1,309	6,537

Operating expenses:
Research and development	543	566	144	187	789
Marketing and selling	1,740	1,733	653	526	2,392
General and administrative	1,274	1,484	442	503	1,901

Total operating expenses:	3,557	3,783	1,239	1,216	5,082

Operating profit (loss)	(1,685)	1,181	(685)	93	1,455
Financial expenses, net	739	855	179	299	1,254
Financial expenses related to amortization of a beneficial conversion feature	2,104	--	881	--	--
Consolidated profit (loss)	(4,528)	326	(1,745)	(206)	201

Less: Net loss attributable to Non-controlling interest	23	12	19	4	7

Net income (loss) attributable to RADA's shareholders	$(4,505)	$338	$(1,726)	$(202)	$208

Net earnings (loss) per share:
Basic and diluted earnings (loss) per share	$(0.43)	$0.04	$(0.13)	$(0.02)	$0.02
Weighted average number of Ordinary shares used for computing basic and diluted net earnings (loss) per share	10,563,599	8,924,032	13,696,695	8,934,742	8,944,803